EXHIBIT 21

                          Subsidiaries of the Company

The Company has the following four subsidiaries:

Tirex Canada R&D Inc. (formerly "3143619 Canada Inc." which was formerly known as Tirex Canada Inc.), a Canadian Corporation

The Tirex Corporation Canada Inc., a Canadian Corporation

Tirex Advanced Products Quebec, Inc., a Canadian Corporation

Tirex Acquisition Corp., a Delaware Corporation